Exhibit 99.1

SILVERCORP METALS INC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2010

(Expressed in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Notes		September 30, 2010	March 31, 2010
ASSETS

Current Assets
Cash and cash equivalents			$66,263	$50,618
Short term investments			43,926	44,041
Accounts receivable, prepaids and deposits			2,767	2,474
Inventories	3		3,070	3,175
Current portion of future income tax assets			419	112
Amounts due from related parties	11		54	138
			116,499	100,558

Long term prepaids and deposits			1,272	505
Long term investments	4		19,866	14,838
Restricted cash			77	78
Plant and equipment	5		31,422	29,024
Mineral rights and properties	6		146,118	133,248
Future income tax assets			1,312	1,203
			$316,566	$279,454

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities			$13,913	$7,504
Deposits received			1,688	6,737
Bank loan and notes payable	7		—	1,465
Current portion of asset retirement obligations	8		306	292
Dividends payable	10	(c)	3,207	3,238
Income tax payable			1,208	1,658
Current portion of future income tax liabilities			1,781	—
Amounts due to related parties	11		5,380	—
			27,483	20,894

Future income tax liabilities			19,865	19,475
Asset retirement obligations	8		2,477	2,357
			49,825	42,726

Non-controlling interests	9		26,422	21,738

SHAREHOLDERS’ EQUITY

Share capital			150,465	145,722
Contributed surplus			4,826	4,702
Reserves			31,893	31,893
Accumulated other comprehensive income			15,136	14,910
Retained earnings			37,999	17,763
			240,319	214,990

			$316,566	$279,454
Commitments	15

Approved on behalf of the Board:
(Signed) Robert Gayton
Director

(Signed) Rui Feng
Director

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars, except for share and per share figures)

			Three months ended September 30,		Six months ended September 30,
	Notes		2010	2009	2010	2009

Sales			$36,338	$25,085	$73,067	$47,657

Cost of sales			8,235	5,173	16,899	10,145
Amortization and depletion			1,522	824	3,049	1,753
			9,757	5,997	19,948	11,898

Gross profit			26,581	19,088	53,119	35,759

Expenses
Accretion of asset retirement obligations	8		40	31	80	62
Amortization			159	168	303	370
Foreign exchange loss (gain)			376	82	(168)	(1,434)
General exploration and property investigation expenses			1,110	959	2,435	3,266
Impairment charges and bad debt			—	(79)	—	698
Investor relations			86	110	171	181
General and administrative			3,273	1,807	7,498	4,532
Professional fees			337	663	574	1,238
			5,381	3,741	10,893	8,913
			21,200	15,347	42,226	26,846
Other income and (expenses)
Equity loss on investment in NUX	4	(a)	(58)	(136)	(96)	(218)
Dilution gain on investment in NUX	4	(a)	1,394	—	1,394	—
Gain on disposal of mineral rights and properties	6		—	—	537	—
Loss on disposal of plant and equipment			(449)	(871)	(449)	(1,127)
Unrealized gain (loss) on held-for-trading securities			126	(11)	77	(11)
Interest expenses			(10)	—	(30)	—
Interest income			326	160	591	398
Other income			84	53	196	213
			1,413	(805)	2,220	(745)

Income before income taxes and non-controlling interests			22,613	14,542	44,446	26,101

Income tax expense
Current			4,807	1,940	7,524	3,518
Future			807	412	1,341	226
			5,614	2,352	8,865	3,744

Income before non-controlling interests			16,999	12,190	35,581	22,357

Non-controlling interests	9		(4,548)	(3,297)	(9,029)	(5,977)

Net income			$12,451	$8,893	$26,552	$16,380

Basic earnings per share			$0.08	$0.06	$0.16	$0.10
Diluted earnings per share			$0.08	$0.05	$0.16	$0.10
Weighted Average Number of Shares Outstanding - Basic			164,934,678	161,590,262	164,825,570	161,588,640
Weighted Average Number of Shares Outstanding - Diluted			165,703,536	163,359,824	165,642,570	162,923,835

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Net income for the period	$12,451	$8,893	$26,552	$16,380
Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of taxes	1,442	34	1,149	34
Reclassification adjustment for loss included in income, net of taxes	—	—	—	195
Foreign exchange impact	4,823	9,235	(923)	17,003
Other comprehensive income	6,265	9,269	226	17,232
Comprehensive income	$18,716	$18,162	$26,778	$33,612

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Six months ended September 30,
	Notes	2010	2009	2010	2009
Cash provided by (used in)
Operating activities
Net income for the period		$12,451	$8,893	$26,552	$16,380
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations		40	31	80	62
Amortization and depletion		1,681	992	3,352	2,123
Equity loss on investment in NUX		58	136	96	218
Dilution gain on investment in NUX		(1,394)	—	(1,394)	—
Future income tax expenses		807	412	1,341	226
Impairment charges and bad debt		—	(79)	—	698
Unrealized loss (gain) on held-for-trading securities		(126)	11	(77)	11
Gain on disposal of mineral rights and properties		—	—	(537)	—
Loss on disposal of plant and equipment		449	871	449	1,127
Non-controlling interests		4,548	3,297	9,029	5,977
Stock-based compensation		447	509	1,227	899
Unrealized foreign exchange loss (gain)		(135)	498	193	(1,018)
Changes in non-cash working capital	16	(4,131)	345	(2,434)	(403)
Cash provided by operating activities		14,695	15,916	37,877	26,300

Investing activities
Mineral rights and properties
Acquisition and capital expenditures		(6,263)	(5,568)	(11,918)	(7,740)
Proceeds on disposals		—	—	537	—
Plant and equipment
Acquisition		(2,624)	(419)	(3,407)	(808)
Proceeds on disposals		1	119	1	120
Long-term investments
Acquisition		(2,019)	(1,323)	(2,019)	(1,323)
Net redemption (purchase) of short term investments		15,585	(4,772)	209	(720)
Prepayments to acquire plant and equipment		(421)	(1,579)	(1,232)	(1,999)
Cash provided by (used in) investing activities		4,259	(13,542)	(17,829)	(12,470)

Financing activities
Advances to related parties, net of repayments received		318	(84)	305	(104)
Bank loan and notes payable
Proceeds		—	—	—	2,927
Repayments		—	—	(1,473)	(658)
Non-controlling interests
Distribution		—	(3,293)	—	(3,293)
Cash dividends distributed		(3,174)	(2,762)	(6,374)	(5,532)
Capital stock
Proceeds from issuance of common shares		829	57	2,017	57
Cash used in financing activities		(2,027)	(6,082)	(5,525)	(6,603)

Effect of exchange rate changes on cash and cash equivalents		1,840	(220)	1,122	1,119

Increase (decrease) in cash and cash equivalents		18,767	(3,928)	15,645	8,346

Cash and cash equivalents, beginning of period		47,496	53,744	50,618	41,470

Cash and cash equivalents, end of period		$66,263	$49,816	$66,263	$49,816

Supplementary cash flow information	16

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Unaudited Consolidated Statements of  Equity

(Expressed in thousands of U.S. dollars, except numbers for share figures)

					Accumulated
	Share capital				other	Retained
	Number of		Contributed		comprehensive	earnings
	shares	Amount	surplus	Reserves	income (loss)	(deficit)	Total equity
Balance, March 31, 2009	161,587,001	$135,604	$3,764	$31,893	$(10,167)	$(8,648)	$152,446
Options exercised	1,643,416	2,286	(976)	—	—	—	1,310
Shares issued for property	1,200,000	7,832	—	—	—	—	7,832
Stock-based compensation	—	—	1,914	—	—	—	1,914
Unrealized gain on available for sale securities	—	—	—	—	328	—	328
Reclassification adjustment for losses included in income	—	—	—	—	195	—	195
Cash dividends declared and distributed	—	—	—	—	—	(12,136)	(12,136)
Net income for the year	—	—	—	—	—	38,547	38,547
Foreign exchange impact	—	—	—	—	24,554	—	24,554
Balance, March 31, 2010	164,430,417	145,722	4,702	31,893	14,910	17,763	214,990
Options exercised	465,411	3,273	(1,252)	—	—	—	2,021
Shares issued for 10% interest of Henan Huawei (note 9)	163,916	1,127	(155)	—	—	—	972
Shares issued for property (note 10)	50,000	328	—	—	—	—	328
Warrants issued for property (note 10)	—	—	181	—	—	—	181
Stock-based compensation	—	—	1,227	—	—	—	1,227
Unrealized gain on available for sale securities	—	—	—	—	1,149	—	1,149
Cash dividends declared and distributed	—	—	—	—	—	(6,316)	(6,316)
Net income for the period	—	—	—	—	—	26,552	26,552
Foreign exchange impact	—	15	123	—	(923)	—	(785)
Balance, September 30, 2010	165,109,744	$150,465	$4,826	$31,893	$15,136	$37,999	$240,319

See accompanying notes to unaudited interim consolidated financial statements

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

1.     NATURE OF OPERATIONS

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and follow the same accounting policies and methods set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2010.  Accordingly, they do not include all the information and footnotes required by Canadian GAAP for complete financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2010.  In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows have been included.  Operating results for the six months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending March 31, 2011.

These unaudited consolidated financial statements include the accounts of Silvercorp Metals Inc. and its wholly owned subsidiaries: Silvercorp Metals China Inc., Fortune Mining Limited, Fortune Copper Limited, Fortress Mining Inc., Fortune Gold Mining Limited, Victor Resources Ltd., Victor Mining Ltd., Yangtze Mining Ltd., Yangtze Mining (H.K.) Ltd., 0875786 B.C. Ltd., 82% owned subsidiary, Qinghai Found Mining Company Ltd. (“Qinghai Found”), 80% owned subsidiary, Henan Huawei Mining Co. Ltd. (“Henan Huawei”, also see notes 6&9), 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”),  and 95% owned subsidiaries, Anhui Yangtze Mining Co. Ltd. and Guangdong Found Mining Co. Ltd.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

(b)  New Canadian Accounting Pronouncements

(i) Convergence with IFRS

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with early adoptions permitted.  Accordingly, the Company plans to adopt IFRS for fiscal year beginning April 1, 2011.  The Company’s first IFRS financial statements will be its

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

interim financial statements for the first quarter of 2012 with an opening balance sheet date of April 1, 2011, which will require restatement of comparative information presented.

The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

(ii) Business combinations and related sections

In January 2009, the CICA issued Section 1582 “Business Combinations” to replace Section 1581.  The new standard effectively harmonizes the business combinations standard under Canadian GAAP with IFRS.  The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, which replace Section 1600 “Consolidated Financial Statements”.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

The new standards will become effective prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period on January 1, 2011 with early adoption available.  The Company did not early adopt these new standards but continues to evaluate the attributes of early adoption of these standards and their potential effects.

(iii) Multiple deliverable revenue arrangements

In December 2009, the EIC issued EIC Abstract 175, “Multiple Deliverable Revenue Arrangements”.  This EIC addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how such a multiple deliverable revenue arrangement consideration should be measured and allocated to the separate units of accounting.  This EIC should be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011.  Early adoption is permitted.  The Company did not early adopt this EIC and upon adoption does not expect it to have a material impact on the Company’s consolidated financial statements.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

3.     INVENTORIES

Inventories consisted of the following:

	September 30, 2010	March 31, 2010
Direct smelting ore and stockpile ore	$530	$585
Concentrate inventory	547	855
Total stockpile	1,077	1,440
Material and supplies	1,993	1,735
	$3,070	$3,175

The amounts of inventory recognized as expenses during the three and six months ended September 30, 2010 and 2009 were equivalent to the sum of cost of sales and amortization and depletion in the respective periods.

4.     LONG TERM INVESTMENTS

		September 30, 2010	March 31, 2010
Equity investments with significant influence
New Pacific Metals Corp.	(a)	$7,321	$6,103

Equity investments: Available-for-sale
Marketable securities	(b)	3,579	1,849
Luoyang Yongning Smelting Co. Ltd.	(c)	8,966	6,886
		$19,866	$14,838

(a)  New Pacific Metals Corp. (“NUX”)

New Pacific Metals Corp. is a Canadian public company listed on the TSX Venture Exchange with a trading symbol “NUX”.  As at September 30, 2010, the Company owned 7,400,000 common shares (March 31, 2010 - 7,400,000 common shares) of NUX, representing an ownership interest of 16.4% (March 31, 2010 - 23.4%).  NUX is a related party of the Company by way of a common director and officers.  The dilution of the Company’s ownership in NUX during the period was a result of NUX issuing 13,261,499 of its common shares to acquire a mining property.  The Company recognized dilution gain of $1,394 from this transaction.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

The Company accounts for its investment in NUX using the equity method, as the Company is able to exercise significant influence over NUX.  The summary of the investment in NUX and its market value as at respective balance sheet dates are as follows:

			Value of NUX’s
			common shares per
	Number of shares	Amount	quoted market price
Balance, March 31, 2009	7,400,000	$5,285	$5,285
Equity in loss of investee company		(424)
Impact of foreign currency translation		1,242
Balance, March 31, 2010	7,400,000	6,103	5,028
Equity in loss of investee company		(96)
Dilution gain from investee company		1,394
Impact of foreign currency translation		(80)
Balance, September 30, 2010	7,400,000	$7,321	$7,976

(b)  Available-for-sale marketable securities

Available-for-sale marketable securities represent the Company’s investments in publicly traded companies in which the Company has no significant influence.  The following schedule summarizes these marketable securities:

As at and for the period ended September 30, 2010:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$3,579	$2,068	$1,511

As at and for the period ended March 31, 2010:

	Fair value	Cost	Accumulated changes in market value
Marketable securities	$1,849	$1,603	$246

(c) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

In July 2010, the Company invested an additional $2,036 (RMB ¥13,000,000) in Yongning Smelting through its 77.5% owned subsidiary Henan Found.  The Company’s total investment in Yongning Smelting is $8,966 (RMB ¥60,000,000) which represents 15% of Yongning Smelting’s equity interest.  The investment was recorded using the cost method.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

5.     PLANT AND EQUIPMENT

Plant and equipment consist of:

	September 30, 2010			March 31, 2010
		Accumulated			Accumulated
		Depreciation,			Depreciation,
		Disposition and	Net Book		Disposition and
	Cost	Impairment Charges	Value	Cost	Impairment Charges	Net Book Value
Building	$21,660	$(1,986)	$19,674	$19,776	$(1,510)	$18,266
Office equipment and furniture	1,703	(726)	977	1,421	(652)	769
Machinery	9,654	(2,064)	7,590	8,759	(1,525)	7,234
Motor vehicle	2,569	(1,057)	1,512	1,979	(843)	1,136
Land use right	968	(32)	936	949	(22)	927
Leasehold improvement	361	(144)	217	335	(112)	223
Construction in process	516	—	516	469	—	469
	$37,431	$(6,009)	$31,422	$33,688	$(4,664)	$29,024

In July 2010, the Company’s Ying mining district was hit by a heavy storm.  The total damage to plant and equipment was estimated at $450 as of September 30, 2010.

6.     MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Ying	HPG	TLP	LM	GC & SMT	Silvertip	Total
Balance, March 31, 2009	$23,457	$—	$—	$—	$65,956	$—	$89,413
Acquisition	—	—	—	—	—	15,217	15,217
Capitalized expenditures	6,687	1,195	4,466	1,200	1,093	—	14,641
Depletion	(2,508)	(45)	(33)	(23)	—	—	(2,609)
Impact of foreign currency translation	32	—	—	—	16,000	554	16,586
Balance, March 31, 2010	27,668	1,150	4,433	1,177	83,049	15,771	133,248
Acquisition	—	402	—	569	—	—	971
Capitalized expenditures	6,626	642	2,306	1,074	237	3,551	14,436
Depletion	(1,779)	(64)	(107)	(73)	—	—	(2,023)
Impact of foreign currency translation	628	38	122	47	(1,144)	(205)	(514)
Balance, September 30, 2010	$33,143	$2,168	$6,754	$2,794	$82,142	$19,117	$146,118

Although the Company has taken steps to verify title to the mineral properties in which it, through its subsidiaries, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

HPG and LM properties are held through the Company’s subsidiary Henan Huawei.  In May 2010, the Company acquired an additional 10% beneficial interest of Henan Huawei (also see note 9).  The transaction increased the Company’s interest in HPG and LM properties from 70% to 80%.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

During the year ended March 31, 2010, the Company entered into an agreement to dispose of the Nabao project, consisting of three exploration permits, for $732 (RMB¥5.0 million) to a third party.  In May 2010, two of the three exploration permits were transferred to the buyer.  Cash payments of $586 (RMB¥4.0 million) were received as of September 30, 2010.  A total gain of $537 was recognized on the disposition of these two exploration permits.  The transfer of the third exploration permit was still in progress as at September 30, 2010.

7.              BANK LOAN AND NOTES PAYABLE

On June 16, 2010, the bank loan balance of $1,465 plus accrued interest was fully repaid.  As at September 30, 2010, the Company did not have any outstanding bank loan and notes payable balance.

8.              ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending obligations associated with the site restoration of the mineral properties:

	Current portion	Long term portion	Total
Balance, March 31, 2009	$—	$2,029	$2,029
ARO revision	292	200	492
Accretion on ARO	—	125	125
Foreign exchange impact	—	3	3
Balance, March 31, 2010	292	2,357	2,649
Accretion on ARO	8	72	80
Foreign exchange impact	6	48	54
Balance, September 30, 2010	$306	$2,477	$2,783

9.              NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

		Guangdong
	Henan Found	Found	Total
Balance, March 31, 2009	$7,225	$385	$7,610
Operation sharing for the year	13,189	149	13,338
Foreign exchange impact	128	662	790
Balance, March 31, 2010	20,542	1,196	21,738
Operation sharing for the period	9,060	(31)	9,029
Dividend declared to non-controlling interest holder	(5,380)	—	(5,380)
Foreign exchange impact	961	74	1,035
Balance, September 30, 2010	$25,183	$1,239	$26,422

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

In May 2010, the Company acquired an additional 10% beneficial interest in Henan Huawei from the non-controlling interest shareholder for consideration of $1,127 which was paid by the Company through the issuance of 163,916 of the Company’s common shares.  The common shares were valued at $6.876 per share, using the average closing price on the New York Stock Exchange for the two trading days before and two trading days after.

The increase of the Company’s ownership in Henan Huawei from 70% to 80% has been accounted for using the purchase method.  The allocation of the purchase cost to the assets acquired and liabilities assumed is based upon estimated fair values at the time of acquisition.  The actual fair value for the assets acquired and liabilities assumed will be determined in future periods.  As a result, the purchase price allocation may be subject to change.  The preliminary assessment of the fair value of the assets acquired and liabilities assumed as a result of the Company’s 10% increase in the ownership of Henan Huawei are as follows:

Purchase price comprised of:
163,916 shares issued at $6.876 per share	$1,127

Net working capital	$(151)
Plant and equipment	144
Mineral rights and properties	1,229
Assets retirement obligations	(95)
$1,127

As at September 30, 2010, the non-controlling interests in Henan Found, Henan Huawei, Qinghai Found and Guangdong Found were 22.5%, 20%, 18% and 5%, respectively (March 31, 2010 — 22.5%, 30%, 18% and 5%, respectively).

10.       SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(b) Stock Options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
	Number of	exercise price per
	shares	share CAD$
Balance, March 31, 2009	3,524,703	$3.65
Options granted	1,546,500	3.95
Options exercised	(1,643,416)	0.83
Options forfeited	(223,104)	5.97
Balance, March 31, 2010	3,204,683	5.08
Options granted	262,000	7.40
Options exercised	(465,411)	4.48
Options forfeited	(161,466)	5.32
Options expired	(10,000)	5.99
Balance, September 30, 2010	2,829,806	$5.39

During the six months ended September 30, 2010, a total of 262,000 options with a life of five years were granted to directors, officers, and employees at an exercise price of CAD$7.40 per share subject to a vesting schedule over a three-year term with 8.333% of the options vesting every three months.

During the three months ended September 30, 2010, no stock options were granted.

The following is the summary of assumptions used to estimate the fair value of each option granted using the Black-Scholes option pricing model.

	Six months ended September 30,
	2010	2009
Risk free interest rate	2.18% to 3.20%	1.18% to 1.86%
Expected life of options in years	2 to 5 years	2 to 5 years
Expected volatility	72% to 85%	73% to 84%
Expected dividend yield	1%	3%

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

The weighted average grant date fair value of options granted during the six months ended September 30, 2010 was CAD$3.80 (six months ended September 30, 2009 - CAD$1.23). For the three and six months ended September 30, 2010, a total of $447 and $1,227, respectively (three and six months ended September 30, 2009 - $509 and $899, respectively) in stock-based compensation expenses was recorded and included in general and administrative expenses on the consolidated statements of operations.

The following table summarizes information about stock options outstanding as at September 30, 2010:

Exercise	Number of options	Weighted average	Weighted average	Number of options	Weighted average
price in	outstanding at	remaining contractual	exercise price in	exercisable at	exercise price in
CAD$	September 30, 2010	life (YRS)	CAD$	September 30, 2010	CAD$
$4.32	90,799	0.81	$4.32	90,799	$4.32
6.74	547,700	1.53	6.74	547,700	6.74
6.95	90,000	2.00	6.95	90,000	6.95
9.05	101,700	2.30	9.05	84,749	9.05
7.54	50,000	2.62	7.54	37,500	7.54
5.99	337,500	2.75	5.99	200,832	5.99
3.05	88,000	3.00	3.05	50,500	3.05
2.65	875,149	3.55	2.65	299,983	2.65
7.00	397,166	4.27	7.00	61,332	7.00
7.40	251,792	4.55	7.40	18,500	7.40
2.65-9.05	2,829,806	3.04	5.39	1,481,895	5.72

(c)  Cash Dividends Declared and Distributed

The Company pays quarterly cash dividends of CAD$0.02 per share to its shareholders.  During the three and six months ended September 30, 2010, dividends of $3,207 and $6,316, respectively (three and six months ended September 30, 2009 - $2,770 and $5,790, respectively) were declared.  The two quarterly dividends declared were distributed on July 21, 2010 and October 21, 2010, respectively.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(d)  Share and warrants issued to acquire property

In connection with Silvertip project’s exploration and development activities, during the three months ended September 30, 2010, the Company issued 50,000 common shares and granted 50,000 warrants to a third party.  The shares were valued at market price of CAD $6.76 per share as at the settlement date, totaling $328.  The warrants were valued at $181 by using Black-Scholes pricing model with the following parameters:

July 30, 2010
Number of warrants	50,000
Exercise price (CAD) per unit	$6.76
Expected life of the warrant	5.00
Stock price (CAD) at settlement date	$6.76
Expected annual dividend yield	0.01
Volatility	71.00%
Risk free interest rate	2.29%

Fair value (CAD) per unit	$3.72

Fair value of the warrants (USD)	$181

The Company capitalized the total value of these shares and warrants into mineral rights and properties, with corresponding amounts to share capital and contributed surplus.

11. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Amounts due from related parties	September 30, 2010	March 31, 2010
New Pacific Metals Corp. (a)	$54	$138

Amounts due to related parties	September 30, 2010	March 31, 2010
Henan Non-ferrous Geology Bureau (e)	$5,380	$—

	Three months ended September 30,		Six months ended September 30,
Transactions with related parties	2010	2009	2010	2009
New Pacific Metals Corp. (a)	$93	$53	$152	$88
Quanfa Exploration Consulting Services Ltd. (b)	—	—	—	88
McBrighton Consulting Ltd.(c)	54	48	109	92
R. Feng Consulting Ltd. (d)	114	81	196	163
Henan Non-ferrous Geology Bureau (e)	5,380	3,292	5,380	3,292
	$5,641	$3,474	$5,837	$3,723

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(a)          New Pacific Metals Corp. is a publicly traded company with director and officers in common with the Company. Further to a services and administrative costs reallocation agreement between the Company and NUX, the Company will recover costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and six months ended September 30, 2010, the Company recovered $93 and $152, respectively (three and six months ended September 30, 2009 - $53 and $88, respectively) from NUX for services rendered and expenses incurred on behalf of NUX.  The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of operations.

The Company entered into a Credit Agreement (the “Agreement”) with NUX on July 2, 2010, subsequently amended on August 24, 2010.  Pursuant to the agreement, NUX is granted a line of credit with aggregated principal amount up to CAD $15 million.  The line of credit bears an interest rate at prime plus 7%, payable on the 1st day of each month and is secured by a first fixed charge on NUX’s assets.  On October 21, 2010, NUX used the line of credit the first time to draw CAD $2.35 million.

(b)         Quanfa Exploration Consulting Services Ltd. (“Quanfa”) is a private company with majority shareholders and management from the senior management of Henan Found and Henan Huawei. During the three and six months ended September 30, 2010, the Company paid $nil (three and six months ended September 30, 2009 - $nil and $88, respectively) to Quanfa for its consulting services provided.

(c)          During the three and six months ended September 30, 2010, the Company paid $54 and $109, respectively (three and six months ended September 30, 2009 - $48 and $92, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)         During the three and six months ended September 30, 2010, the Company paid $114 and $196, respectively (three and six months ended September 30, 2009 - $81 and $163, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)          Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. The balance of $5,380 (March 31, 2010 - $nil) owed to Henan Geology Bureau as at September 30, 2010 represented the dividend declared by Henan Found.  During the three and six months ended September 30, 2010, Henan Found declared dividend of $5,380 and $5,380, respectively (three and six months ended September 30, 2009 - $nil) to Henan Geology Bureau.

The transactions with related parties during the period were measured at the exchange amount, which was the amount of consideration established and agreed by the parties. The balances with related parties were unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

12.  CAPITAL DISCLOSURES

The Company’s capital management objectives are intended to safeguard the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in shareholders’ equity.  Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions.  Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

13.  FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. As at September 30, 2010, those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,263	$—	$—	$66,263
Short term investments: warrants	—	475	—	475
Short term investments: other than warrants	43,451	—	—	43,451
Receivables and deposits	2,767	—	—	2,767
Amounts due from related parties	54	—	—	54
Restricted cash	—	77	—	77
Available-for-sale marketable securities	3,579	—	—	3,579

Financial liabilities
Accounts payable and accrued liabilities	$—	$13,913	$—	$13,913
Deposits received	—	1,688	—	1,688
Dividends payable	—	3,207	—	3,207
Amounts due to related parties	5,380	—	—	5,380

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.  The Company manages liquidity by maintaining adequate cash and cash equivalents and short term investment.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	September 30, 2010
	Within a year	March 31, 2010
Accounts payable and accrued liabilities	$13,913	$7,504
Deposits received	1,688	6,737
Dividends payable	3,207	3,238
Amounts due to related parties	5,380	—
Bank loan and notes payable	—	1,465
	$24,188	$18,944

(c) Foreign exchange risk

The Company undertakes transactions in various foreign currencies, and reports results of its operations in US dollars while the Canadian dollar is considered as its functional currency.  The Company is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency and the translation of functional currency to reporting currency.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the US Dollar until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

The amounts are expressed in US$ equivalents	September 30, 2010	March 31, 2010
Canadian dollars	$25,434	$27,125
United States dollars	20,794	29,808
Chinese renminbi	70,438	48,173
Hong Kong dollars	—	1
Total financial assets	$116,666	$105,107

Canadian dollars	$5,495	$3,799
United States dollars	—	5
Chinese renminbi	18,693	15,140
Total financial liabilities	$24,188	$18,944

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

As at September 30, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB¥ against the Canadian dollar would have increased (decreased) net income (loss) by approximately $0.1 million and increased (decreased) other comprehensive income (loss) by $0.6 million.

As at September 30, 2010, with other variables unchanged, a 1% strengthening (weakening) of the Canadian dollar against the US dollar would have decreased (increased) net income by approximately $0.2 million and would have increased (decreased) other comprehensive income by approximately $0.4 million.

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates.  Because of the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2010.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivables from customers primarily in China engaged in the mining and milling of base and polymetallic metals industry. The historic level of customer defaults is zero and the aging of accounts receivable is less than 30 days, and, as a result, the credit risk associated with accounts receivable from customers at September 30, 2010 is considered to be immaterial.

 (f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets.  Furthermore, as the Company’s marketable securities are also common shares of mining companies, market values will fluctuate as commodity prices change.  Based upon the Company’s portfolio at September 30, 2010, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency risk, would have resulted in an increase (decrease) to other comprehensive income of approximately $0.4 million.

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

14. SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration, development, and operation of mineral properties.  Based on the internal reporting structure and the nature of the Company’s activities, significant projects within the same geographic area are aggregated for segment reporting purposes.  The corporate Head Office provides support to the mining and exploration activities with respect to financial and technical supports and its information is included in the Canada category.  Assets, incidental income and expenses in holding companies are presented under the category of other regions.  This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance.

(a) Geographic information for certain long-term assets are as follows:

September 30, 2010

	China			Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total

Mineral rights and properties	$44,859	$82,142	$—	$19,117	$—	$—	$146,118
Plant and equipment	27,173	125	1,835	1,825	464	—	31,422
Long term investments	8,966	—	—	—	8,007	2,893	19,866

March 31, 2010

	China			Canada		Other
Balance sheet items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total

Mineral rights and properties	$34,428	$83,049	$—	$15,771	$—	$—	$133,248
Plant and equipment	26,541	105	1,893	—	485	—	29,024
Long term investments	6,886	—	—	—	6,339	1,613	14,838

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(b) Geographic information for operating results is as follows:

Three months period ended September 30, 2010

	China			Canada		Other
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total
Sales	$36,338	$—	$—	$—	$—	$—	$36,338
Cost of sales	(8,235)	—	—	—	—	—	(8,235)
Amortization and depletion	(1,522)	—	—	—	—	—	(1,522)
Gross Profit	26,581	—	—	—	—	—	26,581

Expenses	(2,363)	(160)	(186)	(73)	(2,221)	(2)	(5,005)
Foreign exchange gain (loss)	—	(66)	43	(5)	(192)	(156)	(376)

Interest & other income	285	53	—	—	72	—	410
Gain (loss) on asset disposals and other expenses	(459)	—	—	—	1,339	123	1,003
Non controlling interest	(4,557)	9	—	—	—	—	(4,548)
Income tax expenses	(5,614)	—	—	—	—	—	(5,614)
Net income (loss)	13,873	(164)	(143)	(78)	(1,002)	(35)	12,451

Three months period ended September 30, 2009

	China			Canada		Other
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total
Sales	$25,085	$—	$—	$—	$—	$—	$25,085
Cost of sales	(5,173)	—	—	—	—	—	(5,173)
Amortization and depletion	(824)	—	—	—	—	—	(824)
Gross Profit	19,088	—	—	—	—	—	19,088

Expenses	(1,150)	(956)	(380)	—	(2,088)	836	(3,738)
Foreign exchange gain (loss)	—	2,192	231	—	(1,858)	(647)	(82)

Interest & other income	250	—	(202)	—	144	21	213
Impairment charges	—	—	—	—	—	79	79
Gain (loss) on asset disposals and other expenses	(882)	—	25	—	(136)	(25)	(1,018)
Non controlling interest	(3,340)	43	—	—	—	—	(3,297)
Income tax expenses	(2,352)	—	—	—	—	—	(2,352)
Net income (loss)	$11,614	$1,279	$(326)	$—	$(3,938)	$264	$8,893

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

Six months period ended September 30, 2010

	China			Canada		Other
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total
Sales	$73,067	$—	$—	$—	$—	$—	$73,067
Cost of sales	(16,899)	—	—	—	—	—	(16,899)
Amortization and depletion	(3,049)	—	—	—	—	—	(3,049)
Gross Profit	53,119	—	—	—	—	—	53,119

Expenses	(4,512)	(253)	(608)	(124)	(5,556)	(8)	(11,061)
Foreign exchange gain (loss)	—	(435)	21	(5)	317	270	168

Interest & other income	509	74	5	—	170	29	787
Gain (loss) on asset disposals and other expenses	(479)	—	537	—	1,301	74	1,433
Non controlling interest	(9,060)	31	—	—	—	—	(9,029)
Income tax expenses	(8,865)	—	—	—	—	—	(8,865)
Net income (loss)	$30,712	$(583)	$(45)	$(129)	$(3,768)	$365	$26,552

Six months period ended September 30, 2009

	China			Canada		Other
Statement of operations items:	Henan	Guangdong	Other	Silvertip	Head Office	Regions	Total
Sales	$47,657	$—	$—	$—	$—	$—	$47,657
Cost of sales	(10,145)	—	—	—	—	—	(10,145)
Amortization and depletion	(1,753)	—	—	—	—	—	(1,753)
Gross Profit	35,759	—	—	—	—	—	35,759

Expenses	(4,930)	(1,009)	(38)	—	(4,047)	375	(9,649)
Foreign exchange gain (loss)	—	3,511	(171)	—	(1,927)	21	1,434

Interest & other income	472	—	(201)	—	309	31	611
Impairment charges	—	—	—	—	(195)	(503)	(698)
Gain (loss) on asset disposals and other expenses	(1,138)	—	25	—	(218)	(25)	(1,356)
Non controlling interest	(5,936)	(41)	—	—	—	—	(5,977)
Income tax expenses	(3,744)	—	—	—	—	—	(3,744)
Net income (loss)	$20,483	$2,461	$(385)	$—	$(6,078)	$(101)	$16,380

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

(c) Sales by metals

The sales generated for the three and six months ended September 30, 2010 and 2009 comprised of:

	Three months period ended September 30,		Six months period ended September 30,
	2010	2009	2010	2009
Silver (Ag)	$19,642	$12,635	$38,950	$24,259
Gold (Au)	246	188	1,110	362
Lead (Pb)	13,853	10,259	27,812	19,307
Zinc (Zn)	2,597	2,003	5,195	3,729
	$36,338	$25,085	$73,067	$47,657

(d) Major customers

During the six months ended September 30, 2010, three major customers (six months ended September 30, 2009 - four) accounted for 16% to 41% each (six months ended September 30, 2009 - 11% to 26%) and collectively 79% (six months ended September 30, 2009 - 71%) of the total sales of the Company.

15. COMMITMENTS

Commitments, not disclosed elsewhere in these financial statements, are as follows:

The Company entered into office rental agreements with total rental expense of $1,166 over the next four years as follows:

	2011	2012	2013	2014	Total
Rental expense	$174	$374	$356	$262	$1,166

SILVERCORP METALS INC.

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars)

16. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Net change in non-cash working capital
Accounts receivable, prepaids and deposits	$(543)	$(22)	$(422)	$111
Inventory	(311)	(1,359)	86	(2,308)
Restricted cash	—	—	—	732
Accounts payable and accrued liabilities	(776)	1,039	3,434	1,425
Income tax payable	(784)	210	(425)	(2,126)
Deposits received	(1,717)	477	(5,107)	1,763
	$(4,131)	$345	$(2,434)	$(403)

Supplemental information:
Interest paid	$10	$137	$25	$139
Income tax paid	$3,713	$1,681	$6,071	$5,659

Non-cash transactions:
Common shares issued for 10% interest of Henan Huawei	$—	$—	$1,127	$—
Common shares issued for property	$328	$—	$328	$—
Warrants issued for property	$181	$—	$181	$—
Increase of plant and equipment from long-term prepaids	$206	$—	$1,493	$—
Increase of mineral rights and properties from long-term prepaids	$1,333	$4,993	$2,886	$9,961

17. SUBSEQUENT EVENTS

On November 8, 2010, the Company, through its wholly-owned subsidiary, signed a share purchase agreement and a Sino-Foreign cooperative joint venture contract to acquire a 70% equity interest in Yun Xiang Mining Co. Ltd. (“Yunxiang”), a private company in Hunan Province.  The total cost of share purchase and joint venture capital investment was approximately US$33 million cash.